UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2019

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Material Modification to Rights of Security Holders.

At the Annual General Meeting of Shareholders (“AGM”) of Naked Brand Group Limited (the “Company”) held on December 16, 2019, the Company’s shareholders approved a 1-for-100 reverse stock split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares. On the effective date of the Reverse Split, every 100 ordinary shares of the Company will be combined into 1 ordinary share, with fractional shares being rounded up to the nearest whole share. The Company expects that the Reverse Split will become effective on December 20, 2019, and that its ordinary shares will begin trading on a post-reverse split basis on such date. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 308,943,831 to approximately 3,089,438.

Submission of Matters to a Vote of Security Holders.

As discussed above, on December 16, 2019, the Company held its AGM. The items of business considered by the Company’s shareholders at the AGM and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1. To consider the following ordinary resolution for the election of Kelvin Fitzalan as director: “THAT, Mr Kelvin Fitzalan, having been appointed as a Director on 31 July 2019, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

For	Against	Abstain	Broker Non-Vote
44,408,211	8,960,399	5,085,184	—

Based on the results set forth above, the Company’s shareholders elected Mr. Fitzalan as a director.

2. To consider the following ordinary resolution for the election of Justin Davis-Rice as director: “THAT, Mr Justin Davis-Rice, having been appointed as a Director on 11 May 2017, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

For	Against	Abstain	Broker Non-Vote
43,647,946	10,139,781	4,666,067	—

Based on the results set forth above, the Company’s shareholders elected Mr. Davis-Rice as a director.

3. To consider the following ordinary resolution for the election of Paul Hayes as director: “THAT, Mr Paul Hayes, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

For	Against	Abstain	Broker Non-Vote
41,909,774	11,703,667	4,840,353	—

Based on the results set forth above, the Company’s shareholders elected Mr. Hayes as a director.

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4. To consider the following ordinary resolution for the election of Andrew Shape as director: “THAT, Mr Andrew Shape, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

For	Against	Abstain	Broker Non-Vote
41,610,509	12,061,875	4,781,410	—

Based on the results set forth above, the Company’s shareholders elected Mr. Shape as a director.

5. To consider the following ordinary resolution for the removal of PricewaterhouseCoopers (“PwC”) as the Company’s auditor under the Corporations Act 2001 (Cth) (the “Corporations Act”): “THAT, for the purposes of section 329 of the Corporations Act and for all other purposes, PricewaterhouseCoopers, be removed as auditor of the Company with effect from the close of the Meeting.”

For	Against	Abstain	Broker Non-Vote
48,554,382	5,533,608	4,365,804	—

Based on the results set forth above, the Company’s shareholders approved the removal of PwC.

6. To consider the following special resolution for the appointment of BDO Audit Pty Ltd. (“BDO”) under the Company’s auditor under the Corporations Act: “THAT, subject to the passing of Resolution 5, for the purposes of sections 327D and 328B(3) of the Corporations Act, BDO, being qualified to act as an auditor of the Company and having consented to act as the Company’s auditor, be appointed as the Company’s auditor with effect from the close of the Meeting.”

For	Against	Abstain	Broker Non-Vote
48,412,388	5,142,755	4,898,651	—

Based on the results set forth above, the Company’s shareholders approved the appointment of BDO.

7. To consider the following ordinary resolution for the cancellation of 1,512,099 forfeited ordinary shares: “THAT, in accordance with section 258D of the Corporations Act and for all other purposes, the Company’s share capital be reduced by the cancellation of 1,512,099 ordinary shares that had been issued to High Standard Limited, True Aim Limited and Summit Reliance International Limited and which have been forfeited in accordance with the terms of their issue.”

For	Against	Abstain	Broker Non-Vote
41,459,934	13,683,113	3,310,747	—

Based on the results set forth above, the Company’s shareholders approved the cancellation of the forfeited shares.

8. To consider the following ordinary resolution for the approval of the Reverse Split through the conversion of every 100 ordinary shares to one ordinary share: “THAT, in accordance with section 254H(1) of the Corporations Act and for all other purposes, the ordinary shares on issue in the Company be consolidated on the date of the Meeting or another date determined by the Board on the basis of 1 ordinary share for every 100 ordinary shares held, on the terms and conditions outlined in the Explanatory Memorandum, with any fractional entitlements to ordinary shares as a result of the consolidation being rounded up to the nearest whole share.”

For	Against	Abstain	Broker Non-Vote
31,930,554	25,748,180	775,060	—

Based on the results set forth above, the Company’s shareholders approved the Reverse Split.

Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Form 6-K is the Chief Executive Officer’s presentation for the AGM.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	2019 AGM Presentation.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2019

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman